EXHIBIT 7

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-           )

Filings under the Public Utility Holding Company Act of 1935
("Act")

______________, 1996


          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ________________, 199_ to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
Central and South West Corporation  (File No. 70-8087)
          Central and South West Corporation ("CSW"), 1616 Woodall Rodgers Freeway, Dallas, Texas 75266-0164, a registered holding company, has filed an application-declaration under Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 thereunder.
          CSW currently has in place a Dividend Reinvestment and Stock Purchase Plan ("Current Plan") pursuant to which shares of CSW's common stock, $3.50 par value per share ("Common Stock"), are either newly issued or purchased in the open market with reinvested dividends and optional cash payments made by registered shareholders of CSW, employees and eligible retirees of CSW or its subsidiaries and non-shareholders of legal age who are residents of the States of Arkansas, Louisiana, Oklahoma and Texas.
          CSW now proposes to make certain amendments to the Current Plan (as amended, the "Plan") (a) to increase the number of originally issued shares of Common Stock that may be offered pursuant to the Plan from 5,000,000 to 10,000,000, (b) to permit non-shareholders of legal age who are residents of all fifty States of the United States and the District of Columbia to participate in the Plan, (c) to increase the initial cash investment required for enrollment in the Plan by non-employees and non-retirees from $100 to $250, and (d) to change the frequency of investment in shares of Common Stock by the Plan from bi-monthly to weekly.
          The Plan will be open to registered shareholders of CSW, employees and eligible retirees of CSW or its subsidiaries, and non-shareholders of legal age who are residents of the fifty States of the United States and the District of Columbia. Such residents include but are not limited to retail electric customers of CSW's public utility subsidiaries.
          As with the Current Plan, the Plan will include full, partial or no reinvestment of dividends and the ability to make optional cash purchases of at least $25 per investment and not more than $100,000 annually. There is an initial purchase requirement of $250 in order to enroll in the Plan. Employees and retirees will be able to participate in the Plan through payroll/pension deductions with a $10 minimum per pay period.
          As with the Current Plan, the shares of Common Stock purchased under the Plan with the initial cash investments, optional cash purchase payments and reinvested dividends, if any, may be, in the discretion of CSW, authorized but previously unissued Common Stock or shares of Common Stock purchased on the open market by the independent agent of the Plan ("Independent Agent"). CSW proposes to use the proceeds from the sale of the newly issued shares of Common Stock for repayment of long- or short-term indebtedness, for working capital or for other general corporate purposes. Purchases will be made weekly on each Monday of each week (or, if not a business day, the next succeeding business day). The timing and manner of purchases and sales on the open market will be determined solely by the Independent Agent. The price of shares of newly issued Common Stock will be the average of the daily high and low sale prices of the Common Stock on the New York Stock Exchange on the applicable investment date. The price of shares of Common Stock purchased on the open market by the Independent Agent with respect to any investment period will be the average price of all such shares of Common Stock purchased during such investment period.
          A Participant may sell or withdraw all or a portion of his/her shares at any time. Sales will be made weekly by the Independent Agent and the price will be the weighted average cost of shares sold.
          As with the Current Plan, CSW's Shareholder Services Department will share the administration of the Plan with the Independent Agent. The Independent Agent will make open market purchases and sales under the Plan and CSW will handle the other elements of the Plan administration. Participants will receive quarterly statements of activity in their account.
           For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                   Jonathan G. Katz
                                   Secretary


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